AMENDMENT



03054863

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 A PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 1 1 2003
DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8- ~~40823~~ 49213

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Research Brokerage Services LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

107 S. FAIR OAKS AVE., #315
(No. and Street)

PASADENA (City) CA (State) 91105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN O'DELL 626-844-1440
(Area Code -- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

9171 Wilshire Boulevard, Suite 500 (Address) Beverly Hills, California 90210 (City) (State) (Zip Code)

PROCESSED
JUN 26 2003
THOMSON FINANCIAL

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displaysa currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN O'DELL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAPITAL RESEARCH BROKERAGE SERVICES, LLC, as of DECEMBER 31 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



ABA1
ANNEMARIE SALLING
Comm. # 1257015
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires March 17, 2004
ABA1

Notary Public

Signature

Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

9171 Wilshire Boulevard
Suite 500
Beverly Hills, California 90210
310-273-2770/Fax 310-273-6649
www.rkco.com

New York • Beverly Hills • San Francisco • Dallas • Walnut Creek, CA • Roseland, NJ • Cayman Islands



Rothstein, Kass & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members of Capital Research Brokerage Services, LLC

We have audited the accompanying statement of financial condition of Capital Research Brokerage Services, LLC as of December 31, 2002, and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Research Brokerage Services, LLC as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of expressing an opinion on the basic financial statements taken as a whole. The supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rothstein, Kass & Company, P.C.

Beverly Hills, California
January 24, 2003

Member AGN International Affiliated Offices Worldwide

CAPITAL RESEARCH BROKERAGE SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS

Cash and cash equivalents	$	411,399
Commissions receivable		18,665
Office equipment, net		16,010
	$	446,074

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable	$	40,012
Members' equity		406,062
	$	446,074

See accompanying notes to financial statements.

CAPITAL RESEARCH BROKERAGE SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS

1. Nature of operations and summary of significant accounting policies

Nature of Operations

Capital Research Brokerage Services, LLC (formerly the Oakwood Group of Michigan, LLC) (the Company), a North Carolina limited liability company, is a registered broker/dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company receives commissions from mutual fund activity of clients of a related company.

Cash and Cash Equivalents

The Company considers all cash amounts due from depository institutions, interest bearing deposits in banks, and money market accounts to be cash equivalents.

Concentration of Credit Risk

The Company maintains cash in demand deposit accounts with federally insured bank. At times, the balances in the accounts were in excess of federally insured limits.

Property and Equipment

Office equipment is stated at cost less accumulated depreciation. The Company provides for depreciation over lives of 5 to 7 years using the straight-line method.

Income Taxes

The Company has elected to be taxed as a partnership for federal and state tax purposes whereby taxable income is reported by the Company's members. Accordingly, the Company does not record a provision for income taxes.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

2. Office equipment

Details of office equipment at December 31, 2002 are as follows:

Furniture and fixtures	$	11,745
Computer hardware		5,262
		17,007
Less accumulated depreciation		(997)
	$	16,010

3. Related-party transactions

The Company's activities are conducted using facilities of a related company at no charge, and all of the Company's clients are clients of a related company. The Company obtained an advisory agreement with the related company beginning January 2002. The related company will provide investment advisory and business development services to the Company on a month-to-month basis. The total administrative fee paid for the year ended December 31, 2002 was $120,000.

4. Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $385,413 which was $135,413 in excess of its required minimum net capital of $250,000.